

Mail Stop 3561

June 14, 2018

Jiong Shao
Chief Financial Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

> **Re: Sorrento Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2018**
> **Filed May 10, 2018**
> **File No. 001-36150**

Dear Mr. Shao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 61

1. Please revise your disclosure to provide a discussion and analysis of your cash flows to address and quantify material changes and their underlying drivers. The disclosures should include a discussion of the underlying reasons for changes in working capital items and the impacts of acquisitions and recent transactions on your cash flows. Refer to section IV.B.1 of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data
Note 9. Equity Method Investments, page 107

2.   We note you recognized revenue of $116.2 million from the transfer of intangibles to Celularity upon closing the Contribution Agreement in 2017. Please explain why you believe the transfer of intangibles to Celularity represents revenue and how you determined the amount and timing of the revenue recognized. Please provide the authoritative accounting literature that supports your conclusion.

3.   You state that from November 1, 2016 through August 15, 2017 you accounted for the Celularity Note as an equity method investment. We also understand that once you closed the Contribution Agreement on August 15, 2017, you reclassified your investment in Celularity as a cost method investment with a fair value of $125 million. Please provide the following:

- Explain your basis for accounting for the Celularity Note as an equity method investment prior to the closing of the Contribution Agreement, citing the authoritative literature that supports your view.

- Tell us how you determined the fair value of your investment in Celularity was $125 million, providing details sufficient to understand the valuation methods and significant inputs used to determine fair value.

- Tell us the factors you considered in your decision to revise your accounting for the investment in Celularity from an equity method investment to a cost method investment.

- Further explain why the receipt of Series A preferred shares impacted the method of accounting for this investment and how you determined that these shares were not in-substance common stock.

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the three months ended March 31, 2018 and 2017, page 42

4.   We note you recorded $12.2 million as loss on contingent liabilities and acquisition consideration payable. Please expand your disclosure to provide a discussion and analysis of the underlying factors that resulted in this loss.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining